United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Michael Kors Holdings Limited
(Exact name of registrant as specified in its charter)

British Virgin Islands	001-35368	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

c/o Michael Kors Limited
Unit 1902, 19/F, Tower 6,	N/A
The Gateway, Harbour City,
Tsim Sha Tsui, Kowloon, Hong Kong
(Address of principal executive offices)	(Zip Code)

Lee S. Sporn Senior Vice President, Business Affairs, General Counsel and Secretary (212) 201-8300
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Overview

Unless the context indicates otherwise, the terms "we," "its," "us" and "our" refer to Michael Kors Holdings Limited and its consolidated subsidiaries. As used herein "Conflict Minerals" are cassiterite (tin), columbite-tantalite (tantalum), gold and wolframite (tungsten), without regard to the location of origin of the minerals or derivative metals.

Our Conflict Minerals Policy

We are opposed to human rights abuses such as are occurring in connection with the mining of certain minerals from locations in the Democratic Republic of the Congo (the "DRC"). We also take our obligations under Securities and Exchange Commission regulations and the laws in countries in which we operate seriously, including our compliance obligations under Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). In addition, we are committed to principles of ethical business practice and recognition of the dignity of others, including the responsible sourcing of Conflict Minerals, and we expect that our suppliers share this commitment.

In furtherance of the foregoing, we have adopted and communicated to our suppliers and the public a company policy (the "Conflict Minerals Policy") for determining the use and origin of Conflict Minerals in our supply chain.

The Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:

1.	Put in place procedures for the traceability of Conflict Minerals;

2.	Cooperate with our Conflict Minerals due diligence process, including by providing us, from time to time, with written certifications and other information concerning the origin of Conflict Minerals included in products and/or components supplied to us;

3.	Maintain reviewable business records supporting the source of Conflict Minerals;

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4.	Adopt policies and procedures with respect to Conflict Minerals consistent with our Conflict Minerals Policy and the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the adoption of a risk mitigation strategy to respond to identified risks in the supply chain, and communicate such policies and procedures to their personnel and direct and indirect suppliers; and

5.	Require their direct and indirect suppliers to adopt policies and procedures that are consistent with our Conflict Minerals Policy.

Applicability of the Conflict Minerals Rule to Our Company

We are a global accessories, footwear and apparel company. We are subject to the Conflict Minerals Rule because some of the products that we contract to manufacture may contain Conflict Minerals that are necessary to the functionality or production of such products. Specifically, (1) tin and gold may be contained in the functional hardware used on some of our apparel, handbags and small leather goods and footwear and (2) tin, tantalum, tungsten and/or gold may be used in some of our watches and jewelry. We believe that necessary Conflict Minerals content constitutes a small portion of the materials content of our products.

We do not directly source Conflict Minerals from mines, smelters or refiners, and are many levels removed from these market participants. We therefore have limited influence over these upstream actors. Furthermore, due to competitive factors, we often have significant difficulty identifying actors upstream from our direct suppliers. However, through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit hereto, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy.

Conflict Minerals Report

As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available on the Investors page of our Internet website at: http://www.michaelkors.com. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

None of the necessary Conflict Minerals contained in our in-scope products were determined by us (based on information made available to us) to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. The terms "armed group" and "adjoining country" have the meanings contained in the Conflict Minerals Rule.

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Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report for the calendar year ended December 31, 2013

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MICHAEL KORS HOLDINGS LIMITED
(Registrant)
By: /s/ Joseph B. Parsons	June 2, 2014
Name: Joseph B. Parson
Title: Executive Vice President, Chief Financial Officer,
Chief Operating Officer and Treasurer

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EXHIBIT INDEX

Exhibit	Description
1.02	Conflict Minerals Report for the calendar year ended December 31, 2013

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